RELEVANT INFORMATION

2023 Results second quarter

OUTSTANDING RESULTS IN A CHALLENGING MARKET

ecopetrol

Generating Value through TESG

SOCIAL INVESTMENT
Estimated 2023
COP 766
Billion

TRANSFERS TO THE NATION
COP 23.6
Trillion for 1H23

ADVANCES IN REDUCTION OF GHG´S*
*(Greenhouse gas emissions)
-1.09 MtCO2e
At 1H23

Closing of the negotiation of the Collective Bargaining Agreement
2023-2026

Cutting-Edge Knowledge

BENEFITS CAPTURE by COP 1.1 Trillion during 1H23

DIGITAL TRANSFORMATION

- Pilot tests of 5G technology for industrial use at the Barrancabermeja Refinery
- In 2Q23 the Econova Network was impacting over 370 companies, providing seed capital for close to 20 ventures, and supporting 10 companies through its business accelerator program

PLACE #1 in Corporate Responsability Business Monitor

Competitive Returns

COP Trillion

Production (mboed)
726
706
668
698
728
724
46%
31%
48%
50%
43%
44%
34.3
15.7
6.2
23.5
7.3
0.2
36.7
17.6
6.8
76.4
38.1
17.0
34.3
14.6
4.1
4.9
73.2
32.4
9.7
-12.0
1H19
1H20
1H21
1H22
2Q23
1H23
ROACE
BRENT USD/BL
13% 66
9% 42
9% 65
17% 105
15%
78
80
Revenues
EBITDA
Net Income
EBITDA Margin
No Tax Reform

Grow with the Energy Transition

Low-Emission Solutions

Natural Gas and LGP

Contributed 22.0% of the total production of hydrocarbons*

*Figures includes gas and Liquefied Petroleum Gas (LPG) and excludes LNG (Liquefied Natural Gas)

Ecopetrol Group Investments

Record of the last 7 years with an investment of 12.3 Trillion in the 1H23

Hydrocarbons

Refining
428 mbd
Historical quarterly record high in combined throughput

Production
728 mboed
(+23.4 vs 2Q22)

Transported Volumes
1,097.7 mbd
(+20.3 vs 2Q22)

Highest quarterly production in the last 3 years

Transmission and Toll Roads

Awarded

16% Contribution to Ecopetrol Group EBITDA

CONTACT
investors@ecopetrol.com.co

Thanks to the efforts of our world-class team, it is an honor to present the operating and financial results of the Ecopetrol Group for 2Q23. I would like to highlight not only our resilience and competitiveness, but also the excellent operational and financial performance across all our business lines within a challenging market environment, as well as our firm commitment to financial sustainability and value creation for all our stakeholders.

In Colombia, from the production fields in the Llanos Orientales to the offshore stations in the Caribbean, and globally, from our transmission and toll roads business line in Chile to our trading company in Singapore, we continue to steadfastly focus on operational excellence, innovation, and a firm commitment to a just energy transition, within the framework of our 2040 Strategy “Energy that Transforms”.

In terms of the market, during the first half of the year, several factors impacted the price of crude oil, including the possibility of a recession in the developed world, high interest rates and banking pressures in the United States, and the economic slowdown in China. However, our operational resilience and the strategies we have implemented to take advantage of opportunities through market diversification and efficiency and synergy throughout our operations have allowed us to successfully face these trials.

Some of the most significant operational milestones reached in 2Q23 include: i) record production of the last three years (728.0 mboed), driven by fields such us Permian, Caño Sur and Rubiales; ii) record in combined throughput of 428 mbd in refineries and iii) the closing of the negotiation of the 2023-2026 Collective Bargaining Agreement, among others. Regarding financial milestones, the following are noteworthy: i) Progress in reducing the account receivable from the Fuel Price Stabilization Fund-FEPC- During the quarter, COP 8.4 trillion were offset and the lowest average accumulation since January 2022 was registered. ii) execution of CAPEX for 6.3 trillion (1H23 execution reached COP 12.3 trillion; half-yearly record of the last 7 years and iii) transfers to the Nation for COP 18 trillion, for a total of COP 23.6 trillion in 1H23.

Along with the outstanding operational performance, Ecopetrol reported outstanding financial indicators. Revenues of COP 34.3 trillion, net income of COP 4.1 trillion, EBITDA of COP 14.6 trillion, and an EBITDA margin of 42.5% were recorded in 2Q23. For the year-to-date, we reported consolidated revenues of COP 73.2 trillion, net income of COP 9.7 trillion, EBITDA of COP 32.4 trillion, and an EBITDA margin of 44.3%. At the end of June, the gross debt/EBITDA indicator was 1.6 times and the return on capital employed (ROACE) was 14.8%.

It's important to highlight that the EBITDA and Net Profit for the first semester of 2023 are the second best reported in history for this period, which has enabled the payment of COP 11.3[1] trillion in taxes to the Nation, including nearly COP 2.2 trillion of incremental pesos associated with the increased taxation resulting from the tax reform effective since January 2023.

Our Hydrocarbons business line has achieved excellent operating performance, supported by an increase in production, record refinery throughput and availability, as well as an increase in volumes transported as compared to 2Q22. By the end of June, ten exploratory wells had been drilled, 40% ahead of the target established for the year. In 2Q23, success was reported in the Tinamú-1 exploratory well in Castilla la Nueva in the Department of Meta, where heavy crude oil was found. Regarding offshore exploration activity in Colombia, advances in the evaluation of the Gorgon-2 well and the drilling of the Glaucus-1 well in the same area are noteworthy. The latter is expected to reach maximum depth in the second half of 2023. In addition, pre-drilling activities are underway for the Orca Norte-1 well and planning has begun for the appraisal campaign of the Uchuva.

In terms of production, we reached an average of 728.0 mboed in the quarter, an increase of 23.4 mboed compared to 2Q22. The contribution and incremental production in the Caño Sur and Rubiales fields in Colombia and Permian in the United States are worth noting. This allowed us to offset the impact of the physical security situations and blockades caused by third parties that occurred during this period. Likewise, we continued making headway in our decarbonization initiatives, recording a total reduction of 141 thousand TCO2 equivalent for the first half of 2023.

In the Midstream segment, total volumes transported increased by 20.3 mbd compared to 2Q22 for a total of 1,098 mbd, primarily explained by greater production availability at the refineries and higher hydrocarbon production in the Llanos area. The above was achieved, despite the damage caused by third parties that were addressed by means of seven reversal cycles of the Bicentenario pipeline in 2Q23 and ten reversal cycles in 1H23.

[1] Included in the COP 23.6 trillion of transfers to the Nation.

The Downstream segment reached an historical quarterly record high in combined throughput of 428 mbd, supported by the continuous operation of the Cartagena Crude Oil Plant Interconnection Project (IPCC) and an operational availability above 96%. As a result, we were able to maintain a double-digit integrated refining gross margin (14.4 USD/Bl), despite the weakening of refined product prices.

On the commercial front, our subsidiary Ecopetrol Trading Asia stands out, having successfully sold more than 85 million barrels of crude oil in the Asian market to date, exceeding our initial goal set in 2021 by 15% and representing 54% of our exports in 2Q23. Likewise, the subsidiary has contributed USD 62.5 million to the Group's EBITDA in 2Q23

During 2Q23, the Carbon Trading desk offset close to 35 thousand tons of CO2 through carbon credits from a Natural Climate Solutions project in Colombia. It also continues to position Castilla Blend carbon-neutral crude through the sale of cargoes to the US and Europe that represent an approximate offset of 16 thousand and 33 thousand tons of CO2e, respectively.

In the Low-emission Solutions business line, which includes, among others, the natural gas, LPG, hydrogen, and renewable energy businesses, it is worth noting that natural gas and LPG accounted for 22.0% of the Group's total hydrocarbon production during 2Q23. In renewables, our Brisas, Castilla, and San Fernando solar farms, in addition to the Cantayús Small Hydroelectric Plant, reduced 12,300 tons of CO2 equivalent and generated savings of close to COP 13,553 million by the end of 2Q23.

On the hydrogen front, both of our refineries' industrial green hydrogen production projects were selected for the British Government's Climate Finance Accelerator program as initiatives that have a significant climate impact and alignment with national emission reduction strategies. These projects are progressing in their technical and financial maturity in partnership with our collaborators. In terms of mobility, with the support of CENIT and H2B2, the first hydrogen supply was delivered to the SITP bus in Bogota for commissioning tests, the bus is expected to be operational on the city streets in 4Q23. Furthermore, in June we held the Energy Transition Forum where, for 3 days, domestic and international experts participated in sharing knowledge on this topic, which is at the core of our 2040 Strategy.

The Transmission and Toll Roads business line’s operating and financial results remained positive. Contributions from ISA amounted to 16% of the Group's EBITDA in the first half of 2023. During the same period, ISA's first half revenues reached COP 7.5 trillion, while EBITDA amounted to COP 5.1 trillion. During 2Q23 ISA was also awarded six expansions in Brazil and one connection in Colombia. Furthermore, ISA, through ISA CTEEP, emerged as the winner in two lots auctioned by Brazil's National Electric Energy Agency (ANEEL).

In terms of TESG results, the following are worth highlighting:

In the environmental dimension in 2Q23, Ecopetrol implemented comprehensive water management practices, reusing 38.4 million cubic meters of water in its operations thus reducing pressure on water resources. Furthermore, the company was able to avoid the emission of 183,695 tCO2e during 1H23, achieving 45% of the planned reduction for the entire year.

In the social dimension, we successfully concluded the negotiation of a new Collective Bargaining Agreement with 13 labor unions. The commitment, dedication, and professionalism of the negotiating teams were outstanding. In addition, the Ecopetrol Group remains steadfast in its commitment to the sustainable development of the territory, contributing resources and benefiting various sectors such as education, sports, health, as well as rural development and access to public services to close social gaps. At the end of 2Q23, COP 170,580 million were allocated for the execution of the Territorial Development Portfolio, which encompasses strategic and obligatory social, environmental, and relationship investments.

Among social investments, contributions to improve access to essential public services such as natural gas, water, and energy are also noteworthy. Our Social Gas Program allowed the certification of 4,843[2] new gas connections for households in the departments of Atlántico, Santander, and Casanare. In terms of access to water, the contribution of COP 6.5 billion for the construction of a water well in La Guajira stands out and, on the energy front, we participated alongside the National Government in a task force led by the Ministry of Mines and Energy, to consolidate a portfolio of initiatives with the potential to become energy communities. Furthermore, in 2Q23 we conducted 13 social dialogue processes, with the participation of 1,100 people nationwide including Community Action Boards, academia, businessmen, and local institutions, fostering trust with the communities in our areas of influence.

[2] Correspond to physical connections.

During the 1H23 benefits of USD 238 million (COP 1.1 trillion) were captured through the innovation and technology agenda. Close to 30% of the benefits were focused on digital transformation, highlighting the pilot tests of 5G technology for industrial use at the Barrancabermeja Refinery with the support of the Ministry of Information and Communication Technologies (MinTIC) and Claro Colombia. Also, video analytics were used to monitor restricted areas and the transfer of data to obtain test results in real time. On the research and technological development front, we were able to capture benefits for USD 164.8 million (COP 0.8 trillion) by the end of 1H23, highlighting an integrated water management model that considers the hydrogeology of the Mid Magdalena Valley and the potential of the deepest groundwater units.

In terms of corporate governance, Ecopetrol completed the first phase for the implementation of the human rights risk management cycle (HRRM) with the Orinoco Regional and Eastern Andean Regional Vice Presidencies. In addition, during 2Q23, the annual training program for the Board of Directors of Ecopetrol S.A. began, to promote best practices in corporate governance, energy transition, and TESG, among others.

Finally, I would like to reiterate my commitment to the Ecopetrol Group's 2040 Strategy. We are currently working with the Board of Directors to strengthen this roadmap, maintaining excellent operational and financial performance, ensure the safety of our operations, and contribute to social development. This will be supported by solid corporate governance and transparency. We will continue to strengthen our relationships with all our stakeholders, with a focus on generating sustainable value as we move forward on the path of a sustainable energy transition.

Ricardo Roa Barragán

President of Ecopetrol S.A

Bogotá D.C., August 8, 2023, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s financial results for the second quarter and cumulative year to date for 2023, prepared in accordance with International Financial Reporting Standards in Colombia.

The first semester of 2023 ranks as the second-best financial result in the history of The Ecopetrol Group for the same period, achieving an EBITDA generation level of COP 32.4 trillion and a Net Profit of COP 9.7 trillion (COP 12.0 trillion before Tax Reform). This achievement is supported by excellent operational performance that helped mitigate the impact of price reductions and the rise in fiscal contributions associated with the Tax Reform

Table 1: Financial Summary Income Statement – Ecopetrol Group

Billion (COP)	2Q 2023	2Q 2022	∆ ($)	∆ (%)	6M 2023	6M 2022	∆ ($)	∆ (%)
Total sales	34,300	43,885	(9,585)	(21.8%)	73,154	76,358	(3,204)	(4.2%)
Depreciation and amortization	3,239	2,725	514	18.9%	6,248	5,305	943	17.8%
Variable cost	13,718	16,343	(2,625)	(16.1%)	29,065	28,408	657	2.3%
Fixed cost	4,530	4,010	520	13.0%	8,952	7,303	1,649	22.6%
Cost of sales	21,487	23,078	(1,591)	(6.9%)	44,265	41,016	3,249	7.9%
Gross income	12,813	20,807	(7,994)	(38.4%)	28,889	35,342	(6,453)	(18.3%)
Operating and exploratory expenses	2,314	2,199	115	5.2%	4,670	4,205	465	11.1%
Operating income	10,499	18,608	(8,109)	(43.6%)	24,219	31,137	(6,918)	(22.2%)
Financial income (loss), net	(2,044)	(1,991)	(53)	2.7%	(3,549)	(3,514)	(35)	1.0%
Share of profit of companies	155	237	(82)	(34.6%)	497	439	58	13.2%
Income before income tax	8,610	16,854	(8,244)	(48.9%)	21,167	28,062	(6,895)	(24.6%)
Income tax	(3,336)	(5,309)	1,973	(37.2%)	(8,929)	(9,193)	264	(2.9%)
Net income consolidated	5,274	11,545	(6,271)	(54.3%)	12,238	18,869	(6,631)	(35.1%)
Non-controlling interest	(1,187)	(1,075)	(112)	10.4%	(2,490)	(1,826)	(664)	36.4%
Net income attributable to owners of Ecopetrol before impairment	4,087	10,470	(6,383)	(61.0%)	9,748	17,043	(7,295)	(42.8%)
(Expense) recovery for impairment long-term assets	0	0	0	-	0	0	0	-
Deferred tax of impairment	0	0	0	-	0	0	0	-
Net income attributable to owners of Ecopetrol	4,087	10,470	(6,383)	(61.0%)	9,748	17,043	(7,295)	(42.8%)

EBITDA	14,585	22,211	(7,626)	(34.3%)	32,427	38,106	(5,679)	(14.9%)
EBITDA Margin	42.5%	50.6%	-	(8.1%)	44.3%	49.9%	-	(5.6%)

The financial information included in this report has not been audited and is expressed in billions or trillions of Colombian pesos (COP) or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. For presentation purposes, certain figures in this report were rounded to the nearest decimal place.

Forward-looking statements: This release contains statements that may be considered forward-looking statements concerning Ecopetrol’s business, operational and financial results, and prospects for growth. These are forward-looking statements and, as such, are based solely on management's expectations regarding Ecopetrol's future and its ongoing access to capital to fund Ecopetrol’s business plan. Such forward-looking statements depend primarily on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, to mention a few and therefore, they are subject to change without notice.